UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-36202

NAVIGATOR HOLDINGS LTD

(Translation of registrant’s name into English)

21 Palmer Street, London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd. (the “Company”) on August 3, 2015: Navigator Holdings Ltd. Preliminary Second Quarter 2015 Results.

Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY SECOND QUARTER 2015 RESULTS

Highlights

•	Navigator Holdings Ltd. (NYSE: NVGS) reports revenue of $84.1 million for the three months ended June 30, 2015, up 10.6 % compared to the three months ended June 30, 2014.

•	Net income increased to a record $26.3 million for the three months ended June 30, 2015, up 33.8 % compared to the three months ended June 30, 2014.

•	Earnings per share strengthened to a record $0.48 for the three months ended June 30, 2015, compared to earnings per share of $0.36 for the three months ended June 30, 2014.

•	EBITDA[1] increased 23.3 % to $47.7 million for the three months ended June 30, 2015 from $38.7 million for the three months ended June 30, 2014.

•	Completed the delivery of another newbuilding vessel, Navigator Umbrio, on April 27, 2015, taking our total fleet to 28 vessels on the water at June 30, 2015.

•	Completed the sale of one of our vessels, Navigator Mariner, on August 3, 2015 for $32.6 million.

•	A current 10 semi-refrigerated gas carriers newbuildings on order, for delivery between August 2015 and March 2017.

•	One of our vessels, Navigator Aries, was involved in a collision on June 28, 2015. Repair costs are expected to be recovered by our insurance. However, we do not have loss of hire insurance and therefore lost income for the duration of the repairs may not be recoverable.

A Form 6-K with detailed information on the second quarter 2015 financial results is being filed with the U.S. Securities and Exchange Commission simultaneous with this release.

[1]	EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP. See Appendix A below for a reconciliation of EBITDA to net income, our most directly comparable financial measure calculated accordance with U.S. GAAP.

Conference Call Details:

Tomorrow, Tuesday, August 4, 2015, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Navigator” to the operator.

A telephonic replay of the conference call will be available until Tuesday, August 11, 2015 by dialing 1(866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 11870348#

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Navigator Gas

Attention: Investor Relations Department

New York:	399 Park Avenue, 38th Floor, New York, NY 10022. Tel: +1 212 355 5893
London:	21 Palmer Street, London, SW1H 0AD. Tel: +44 (0)20 7340 4850

About Us

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and provides international and regional seaborne transportation of liquefied petroleum gas, petrochemical gases and ammonia for energy companies, industrial users and commodity traders. Navigator’s fleet consists of 37 semi- or fully-refrigerated liquefied gas carriers, including ten newbuildings scheduled for delivery by March 2017.

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our 10 newbuildings and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends; and

•	other factors discussed in other periodic filings with the U.S. Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings Ltd.

Consolidated Balance Sheets

(Unaudited)

	December 31,	June 30,
	2014	2015
	(in thousands)
Assets
Current assets
Cash and cash equivalents	$62,526	$66,225
Accounts receivable, net	7,195	10,639
Accrued income	3,642	8,382
Prepaid expenses and other current assets	6,323	10,076
Inventories	4,811	5,949
Insurance recoverable	—	6,000

Total current assets	84,497	107,271

Assets held for sale	—	31,352

Non-current assets
Long-term accounts receivable	198	198
Vessels in operation, net	1,145,066	1,190,351
Vessels under construction	131,345	149,753
Property, plant and equipment, net	284	258
Deferred finance costs, net	9,066	8,233

Total assets	$1,370,456	$1,487,416

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	$58,350	$66,304
Accounts payable	6,448	7,907
Accrued expenses and other liabilities	5,312	6,603
Accrued interest	3,012	3,196
Deferred income	7,095	7,573

Total current liabilities	80,217	91,583

Non-current liabilities
Secured term loan facilities, net of current portion	359,509	415,898
Senior unsecured bond	125,000	125,000

Total non-current liabilities	484,509	540,898

Total liabilities	564,726	632,481
Commitments and contingencies
Stockholders’ equity
Common stock – $.01 par value;
400,000,000 shares authorized; 55,363,467 shares issued and outstanding, (2014: 55,346,613)	553	554
Additional paid-in capital	584,808	585,598
Accumulated other comprehensive loss	(254)	(184)
Retained earnings	220,623	268,967

Total stockholders’ equity	805,730	854,935

Total liabilities and stockholders’ equity	$1,370,456	$1,487,416

Navigator Holdings Ltd.

Consolidated Statements of Income

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	(in thousands except share data)		(in thousands except share data)
	2014	2015	2014	2015
Revenues
Operating revenue	$76,063	$84,140	$145,889	$158,338

Expenses
Address and brokerage commissions	1,762	1,906	3,247	3,536
Voyage expenses	12,171	11,304	22,057	18,175
Charter-in costs	2,100	—	4,200	—
Vessel operating expenses	17,833	19,342	35,094	37,312
Depreciation and amortization	11,146	13,110	22,195	25,911
General and administrative costs	2,559	2,700	5,284	5,354
Other corporate expenses	922	1,170	1,381	1,533

Total operating expenses	48,493	49,532	93,458	91,821

Operating income	27,570	34,608	52,431	66,517
Other income/(expense)
Interest expense	(7,820)	(8,105)	(15,669)	(15,956)
Write off of deferred financing costs	—	—	—	(1,797)
Interest income	125	27	217	30

Income before income taxes	19,875	26,530	36,979	48,794
Income taxes	(212)	(215)	(433)	(450)

Net income	$19,663	$26,315	$36,546	$48,344

Earnings per share:
Basic:	$0.36	$0.48	$0.66	$0.87
Diluted:	$0.35	$0.47	$0.66	$0.87

Weighted average number of shares outstanding:
Basic:	55,337,349	55,363,467	55,332,086	55,356,483
Diluted:	55,535,396	55,741,907	55,431,657	55,669,709

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Six months ended	Six months ended
	June 30,	June 30,
	2014	2015
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income	$36,546	$48,344

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	22,195	25,911
Payment of drydocking costs	(2,278)	(4,539)
Amortization of share-based compensation	451	790
Amortization of deferred financing costs	1,386	3,232
Unrealized foreign exchange	108	69
Changes in operating assets and liabilities
Accounts receivable	4,993	(3,444)
Inventories	(1,270)	(1,139)
Accrued income and prepaid expenses and other current assets	(4,510)	(7,168)
Accounts payable, accrued interest and other liabilities	(3,661)	3,414

Net cash provided by operating activities	53,960	65,470

Cash flows from investing activities
Payment to acquire vessels	(350)	(1,868)
Payment for vessels under construction	(88,309)	(122,831)
Purchase of other property, plant and equipment	(109)	(40)
Receipt of shipyard penalty payments	—	634
Insurance recoveries	—	391

Net cash used in investing activities	(88,768)	(123,714)

Cash flows from financing activities
Proceeds from secured term loan facilities	30,000	95,400
Direct financing costs of secured term loan facilities	—	(2,400)
Repayment of secured term loan facilities	(30,376)	(31,057)
Issuance costs of stock	(340)	—

Net cash (used in) / provided by financing activities	(716)	61,943

Net (decrease) / increase in cash and cash equivalents	(35,524)	3,699

Cash and cash equivalents at beginning of period	194,740	62,526

Cash and cash equivalents at end of period	$159,216	$66,225

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$14,685	$14,336

Total tax paid during the period	$327	$402

Appendix A

The following table sets forth a reconciliation of net income to EBITDA for the periods presented:

	Three months ended		Six months ended
	June 30,		June 30,
	(in thousands)		(in thousands)
	2014	2015	2014	2015
Net income	$19,663	$26,315	$36,546	$48,344
Net interest expense	7,695	8,078	15,452	17,723
Income taxes	212	215	433	450
Depreciation and amortization	11,146	13,110	22,195	25,911

EBITDA	$38,716	$47,718	$74,626	$92,428

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: August 3, 2015	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer